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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11 )*

                          CREDIT ACCEPTANCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   225310-10-1
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                                 (CUSIP Number)


             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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                                  SCHEDULE 13G

CUSIP No. 225310-10-1

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Donald A. Foss, individually and as trustee for the Donald A. Foss Revocable Living Trust Dated January 26, 1984

   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   N/A
      (b)   N/A

   3. SEC Use Only

   4. Citizenship or Place of Organization
      Michigan

                                              5.       Sole Voting Power
                                                       23,953,732
Number of
Shares                                        6.       Shared Voting Power
Beneficially                                           83,166
Owned by
Each Reporting                                7.       Sole Dispositive Power
Person With                                            23,953,732

                                              8.       Shared Dispositive Power
                                                       83,166

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         24,036,898

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         N/A

   11.   Percent of Class Represented by Amount in Row (9)
         56.8%

   12.   Type of Reporting Person (See Instructions)
         IN and OO



    ITEM 1(a) NAME OF ISSUER:

                      CREDIT ACCEPTANCE CORPORATION (the "Company")

    ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      25505 West Twelve
                      Mile Road Suite 3000
                      Southfield, Michigan 48034-8339

    ITEM 2(a) NAME OF PERSON FILING:
                      Donald A. Foss, individually and as trustee for the Donald A. Foss Revocable Living Trust Dated
                      January 26, 1984

    ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                      25505 West Twelve Mile Road


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                      Suite 3000
                      Southfield, Michigan 48034-8339

    ITEM 2(c) CITIZENSHIP:
                      Michigan

    ITEM 2(d) TITLE OF CLASS OF SECURITIES:
                      Common Stock

    ITEM 2(e) CUSIP NO.: 225310-10-1

    ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES
              13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON
              FILING IS A:
                      Not applicable.

    ITEM 4.   OWNERSHIP
                      (a)  Amount Beneficially Owned:  24,036,898

                      (b)  Percent of Class: 56.8%

                      (c)  Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote -
                               23,953,732

                          (ii) shared power to vote or to direct the vote -
                               83,166 (See Note 1)

                         (iii) sole power to dispose or to direct the
                               disposition of  - 23,953,732

                          (iv) shared power to dispose or to direct the
                               disposition of - 83,166 (See Note 1)

                        Note 1: Donald A. Foss has shared voting and dispositive power with respect to 83,166 shares which are owned by a limited liability company in which he has a 20% interest.

    ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                        Not applicable.



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    ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                        Karol A. Foss has the right to receive any dividends on, and any proceeds from the sale of, 11,968,587 shares as to which she is the record owner. Donald A. Foss has the right to vote and dispose of such shares pursuant to an agreement with Karol A. Foss dated December 6, 2001.

    ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                        Not applicable.

    ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                        Not applicable.

    ITEM 9. NOTICE OF DISSOLUTION OF GROUP
                        Not applicable.

    ITEM 10. CERTIFICATIONS
                        Not applicable.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 18, 2003


/s/ DONALD A. FOSS
-----------------------------------------------------------
Signature


Donald A. Foss, Individually and as Trustee for the Donald A. Foss Revocable Living Trust dated 1/26/84
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Name/Title